UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File No. 0-17756
CONSULIER ENGINEERING, INC.

(Exact name of registrant as specified in its charter)
2391 Old Dixie Highway
Riviera Beach, FL 33404
(561) 842-2492

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.001 par value, and Redeemable Common Stock Purchase Warrants

(Title of each class of securities covered by this Form)
Common Stock, $.001 par value, and Redeemable Common Stock Purchase Warrants

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the rule provision(s) relied upon to terminate or suspend the duty to file reports:
               ☒  Rule 12g-4(a)(1)
               ☐   Rule 12g-4(a)(2)
               ☒  Rule 12h-3(b)(1)(i)
               ☐   Rule 12h-3(b)(1)(ii)
               ☐   Rule 15d-6
Approximate number of holders of record as of the certification or notice date: 89
Pursuant to the requirements of the Securities Exchange Act of 1934, Consulier Engineering, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 9, 2009	By:	/s/ Warren Mosler
Warren Mosler, President